News Release
AMEX, TSX Symbol: NG

NovaGold Follows Established Process to Obtain Surface Lease for Galore Creek Project

Surface Lease at Barrick’s Eskay Creek Mine Supports NovaGold’s Position

September 5, 2006 – Vancouver, British Columbia – NovaGold Resources Inc. (TSX, AMEX: NG) today reiterated the validity of the process it is following to obtain surface rights in British Columbia, countering statements by Barrick Gold Corporation (TSX, NYSE: ABX) concerning NovaGold’s ability to develop its Galore Creek project in a timely manner.

In Barrick Gold Corporation’s (“Barrick”) Circular dated August 4, 2006 related to its hostile take-over bid for NovaGold, Barrick asserted that NovaGold’s plan for developing Galore Creek would be impeded by Pioneer Metals Corporation (“Pioneer”), which holds the subsurface mineral rights at the Grace property adjacent to Galore Creek. On June 21, 2006, NovaGold filed an application with the British Columbia government to obtain a surface lease over the Grace property. NovaGold intends to build a tailings and waste rock storage facility over a portion of the Grace property to facilitate operations at Galore Creek. While the Barrick Circular states “it is highly unlikely that such permits and surface rights could be obtained by NovaGold if the granting of the permits and surface rights was opposed by Pioneer,” the facts and historical precedent do not support Barrick’s contention.

“Based in part on Barrick’s own experience at their Eskay Creek mine in northwestern British Columbia, we believe that Barrick’s interpretation of surface lease claims is inaccurate,” said Rick Van Nieuwenhuyse, President and CEO of NovaGold. “In 1994, surface rights were granted at Eskay Creek for waste rock and tailings facilities under nearly identical circumstances. Based on the same legislation and process used at Eskay Creek, we expect to obtain surface rights for facilities at our Galore Creek project.”

Background

Pioneer holds subsurface mineral rights on the Grace property subject to an option granted to NovaGold. The British Columbia government owns the surface, and has the sole and exclusive right to grant surface rights to third parties.

Barrick’s Eskay Creek mine, located near the Galore Creek project, is an example of a mine owner successfully obtaining a surface lease for a tailings site over the objection of the holder of the subsurface mineral rights. The summary below outlines the process through which a surface lease for waste rock disposal was granted at the Eskay Creek mine, and the parallel procedures being used by NovaGold for the Galore Creek project.

Barrick’s Eskay Creek mine	NovaGold’s Galore Creek project
Prime Resources Group Inc. (“Prime”) required an area to dispose of waste rock and tailings.(1)	NovaGold requires an area to dispose of waste rock and tailings.
The area chosen had an existing subsurface mining lease held by Tagish Resources (“Tagish”).	The area chosen has an existing subsurface mineral claim held by Pioneer, which is under option by NovaGold.
Prime applied for a license of occupation in August 1993.
  On June 21, 2006 NovaGold applied for a surface lease through the British Columbia concurrent permitting process, which allows the appropriate government agencies to process the application prior to issuing the Environmental Assessment certificate.

  Tagish objected to the disposition of the surface rights by the government on September 23, 1993, stating that this disposition could “impede the proper and orderly exploration and development by Tagish” on its mining claims.

  On June 29, 2006, Pioneer formally requested that the British Columbia government revoke NovaGold’s permit to work on the Grace claims.
  On July 13, 2006, the British Columbia Ministry of Energy and Mines wrote a response to Pioneer stating that NovaGold’s permits for the 2006 work program would remain in good standing.

  On December 22, 1993, the Ministry of Energy, Land and Parks offered Prime a license of occupation for condemnation drilling and geotechnical evaluation purposes, stating that an offer of a surface lease would be dependent on the drilling results.
  The Ministry established clear guidelines for the drill program, requiring “at least 4 condemnation diamond drill holes … at least 100 metres in length to firmly test the area for potential mineralization at or near the surface.” In a separate letter, the Ministry stated that the “purpose of the drilling is to confirm what, if any, potential mineralization development could conceivably be sterilized by the proposal for waste rock disposal …”

  As part of British Columbia’s Mines Act permitting requirements, the land under any structures or waste dumps must be “sterilized” through condemnation drilling before a permit will be granted, to prove that surface development will not preclude the ability to extract economic mineralization from the area.

Prime drilled five holes on the claim in 1994 and discovered no economic mineralization.
  To comply with the sterilization procedures, NovaGold conducted a condemnation drill program in 2006, drilling a total of six holes totaling 1,785 meters (5,855 feet) in the area proposed for the tailings dam. The condemnation program showed no economic mineralization in the area.(2)

A surface lease was granted to Prime by the British Columbia Government on December 24, 1994 for waste rock disposal at the Eskay Creek mine.
  There have been no significant changes to the British Columbia legislation since Prime acquired its surface lease in 1994.
  NovaGold submitted all surface lease applications, including the condemnation drilling information, to the British Columbia government on June 21, 2006, and expects to have a surface lease granted within 60 days of the issuance of the Environmental Assessment Certificate.

Notes:
(1) Prime Resources Group Inc., the original developer of the Eskay Creek Mine, was acquired by Homestake Canada Inc. in 1999, which was subsequently acquired by Barrick in 2001.
(2) Previously, NovaGold completed two years of exploration drilling on the Grace claims with cooperation and input from Pioneer’s exploration staff, including Pioneer’s VP Exploration. The 16 exploration and 19 geotechnical drillholes, totaling over 3,925 meters (12,885 feet), showed no significant mineralization below the area proposed to be used for tailings storage.

“In our view, it is clear that the Government of British Columbia has a process whereby it grants surface rights over subsurface mining claims to third parties. Barrick’s own corporate history demonstrates that process, and shows that the holder of underlying mineral rights is in no position to block the granting of a surface lease for the development of a large mining project that will have significant benefits for the people and province of British Columbia. As part of the concurrent permitting process, NovaGold has applied to the British Columbia government for a surface lease. In light of the thorough exploration and condemnation drilling carried out on the area underlying the proposed tailings and waste rock facility, we believe there is no impediment to our plan for development of the Galore Creek project,” added Van Nieuwenhuyse.

About the Galore Creek Project

NovaGold initiated the British Columbia environmental assessment process in February 2004, and has worked closely with regulators to complete the baseline studies and detailed project description required to define the terms of reference for the environmental assessment application. NovaGold submitted the environmental assessment application on June 26, 2006, thereby initiating the 180-day environmental assessment review for the Galore Creek project. The Company has held public consultation meetings and generally received broad community support. Public review and comment opened July 10th and will close on September 8, 2006. Provincial regulators have indicated that NovaGold should expect to receive the Environmental Assessment Certificate in the first quarter of 2007, with construction able to begin in the second quarter of 2007.

In February 2006, NovaGold entered into a comprehensive agreement with the Tahltan First Nations to support development of the Galore Creek project. The agreement demonstrates that large new mining projects such as Galore Creek can be developed with the active support of local First Nations communities if there is a long-term commitment to establish a cooperative and mutually beneficial working relationship.

Located in northwestern British Columbia, Galore Creek is one of the largest undeveloped copper-gold projects worldwide. As envisioned, the Galore Creek deposit would be developed by conventional open-pit mining methods at a 65,000 tonnes-per-day processing rate over a minimum 20-year mine life. NovaGold is earning a 100% interest in the Galore Creek project from subsidiaries of Rio Tinto and Hudbay Minerals. NovaGold has an option agreement with Copper Canyon Resources Ltd. on the adjoining Copper Canyon property, under which the Company is earning up to an 80% interest. NovaGold also has an option on the adjoining Grace property with Pioneer Metals Corporation, under which the Company is earning a 60% interest. The option agreement on the Grace property is the subject of litigation between NovaGold and Pioneer.

About NovaGold

NovaGold Resources Inc. owns 70% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits. The Company is rapidly advancing toward production at its 100%-owned Galore Creek copper-gold project in northwestern British Columbia, and expects to achieve production in mid-2007 at its 100%-owned Nome Operations in Alaska, which include Rock Creek, Big Hurrah and Nome Gold. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

About Barrick’s Unsolicited Take-Over Bid for NovaGold

On August 14, 2006 NovaGold filed its Directors’ Circular and its recommendation statement in which the NovaGold Board of Directors recommended that shareholders reject the August 4, 2006 hostile offer from Barrick Gold Corporation (TSX, NYSE: ABX). The Circular describes the reasons for the Board’s recommendation that shareholders reject the Barrick Offer. Investors and shareholders are strongly advised to read the Directors’ Circular and recommendation statement, as well as any amendments and supplements to those documents, because they contain important information. Investors and shareholders may obtain a copy of the Directors’ Circular at www.sedar.com or the recommendation statement from the United States Securities and Exchange Commission at www.sec.gov. Free copies of these documents can also be obtained by directing a request to NovaGold at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 669-6227, Attn: Corporate Secretary. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

Caution Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future developments in or the outcome of NovaGold’s litigation with Barrick and Barrick’s tender offer for all of the outstanding shares of NovaGold’s capital stock, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in litigation, including litigation concerning Barrick and the Donlin Creek property, uncertainties arising out of Barrick’s management of the Donlin Creek property and disagreements with Barrick with respect thereto, and other risks and uncertainties disclosed under the heading “Caution Regarding Forward-Looking Statements” in NovaGold’s Directors’ Circular and under the heading “Risk Factors” and elsewhere in NovaGold’s Annual Information Form for the year ended November 30, 2005, filed with the Canadian securities regulatory authorities and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission.

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Contacts

Investors:

Greg Johnson
Vice President, Corporate Communications and
Strategic Development
(604) 669-6227 or 1-866-669-6227

Don MacDonald, CA
Senior Vice President & CFO
(604) 669-6227 or 1-866-669-6227

Mike Brinn
Innisfree M&A Incorporated
(212) 750-5833	Media: John Lute Lute and Company (416) 929-5883 Matt Sherman / Jamie Moser Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449